                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                             -----------------------------

                                    SCHEDULE 14D-1
                 Tender Offer Statement Pursuant to Section 14(d)(1)
                        of the Securities Exchange Act of 1934
                             -----------------------------

                                  (AMENDMENT NO. 6)

                                   DELCHAMPS, INC.
                              (Name of Subject Company)
                            DELTA ACQUISITION CORPORATION
                             A WHOLLY OWNED SUBSIDIARY OF
                        JITNEY-JUNGLE STORES OF AMERICA, INC.
                                      (Bidders)
                        Common Stock, $.01 par value per share
                            (Title of Class of Securities)
                                     246615 10 8
                        (CUSIP Number of Class of Securities)
                             -----------------------------

                                  MICHAEL E. JULIAN
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        JITNEY-JUNGLE STORES OF AMERICA, INC.
                                  1770 ELLIS AVENUE
                                      SUITE 200
                              JACKSON, MISSISSIPPI 39204
                                    (601) 965-8600

             (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications on Behalf of Bidders)
                             -----------------------------

                                   with a copy to:
                                DECHERT PRICE & RHOADS
                               4000 BELL ATLANTIC TOWER
                                   1717 ARCH STREET
                                PHILADELPHIA, PA 19103
                                    (215) 994-4000
                             ATTENTION:   WILLIAM G. LAWLOR
                                          DAVID E. SCHULMAN

    This Amendment No. 6 to the Schedule 14D-1 relates to a tender offer by Delta Acquisition Corporation, an Alabama corporation (the "Offeror") and a wholly owned subsidiary of Jitney-Jungle Stores of America, Inc., a Mississippi corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Delchamps, Inc., an Alabama corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 14, 1988, as amended, between the Company and the First Alabama Bank, as Rights Agent (collectively, the "Shares"), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 14, 1997 as amended by Amendment No. 1 dated July 30, 1997, Amendment No. 2 dated August 4, 1997, Amendment No. 3 dated August 25, 1997, Amendment No. 4 dated August 29, 1997, and Amendment No. 5 dated September 9, 1997 (collectively, the "Schedule 14D-1"). The purpose of this Amendment No. 6 is to amend and supplement Items 10 and 11 of the Schedule 14D-1 as described below.

ITEM 10. Additional Information.

    (f) Parent and the Company have executed an agreement on the terms of a proposed consent decree which will, if approved by the Federal Trade Commission, allow Parent to purchase the Shares pursuant to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Reference is made to the press release issued by Parent on September 10, 1997, a copy of which is filed as Exhibit (a)(14) to the Schedule 14D-1 and is incorporated herein by reference.

In addition, Item 10(f) is hereby amended and supplemented by the following:

    The proposed changes to the Internal Revenue Code (the "IRC") regarding capital gains tax discussed in Section 5 ("Certain Federal Income Tax Consequences") of the Offer to Purchase have been recently enacted. Under these recently enacted changes to the IRC, net capital gain recognized by individuals, estates and trusts from the sale of property held more than 18 months will generally be taxed at a maximum rate of 20% for federal income tax purposes (or 10% if the capital gain would be taxed at only a 15% rate if it were treated as ordinary income). Net capital gain from the sale of property held for more than one year but not more than 18 months is taxed at a maximum rate of 28%.

ITEM 11. Material to be Filed as Exhibits.

    (a)(14) Press Release issued by Parent on September 10, 1997.

    (a)(15) Proposed Agreement Containing Consent Order, among Parent, Sub, the Company, Bruckmann, Rosser, Sherrill & Co., L.P. and the Federal Trade Commission.

    (a)(16) Proposed Asset Maintenance Agreement, among Parent, Sub, the Company, Bruckmann, Rosser, Sherrill & Co., L.P. and the Federal Trade Commission.

                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Amendment No. 6 is true, complete and correct.

                             Jitney-Jungle Stores of America, Inc.


                             By: /s/ Michael E. Julian
                                ------------------------------
                             Name:    Michael E. Julian
                             Title:   President and Chief Executive Officer

                             Delta Acquisition Corporation


                             By: /s/ Michael E. Julian
                                ------------------------------
                             Name:    Michael E. Julian
                             Title:   President


Dated:  September 11, 1997








                                     3